FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2010

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

1.	Letter to the Buenos Aires Stock Exchange regarding Payment of Dividends.

June 1, 2010

Messrs

BOLSA DE COMERCIO DE BUENOS AIRES

(Buenos Aires Stock Exchange)

25 de Mayo 347, 2nd Floor

Buenos Aires

Ref.: Payment of Cash Dividends

We are pleased to attach the following information:

•	Announcement of cash dividends payment that will be carry out from next June 11, 2010.

•	Abstract of pertinent parts of Board of Directors’ Meeting minutes of June 1, 2010.

Sincerely yours,

BBVA BANCO FRANCÉS S.A.

Reconquista 199, C1003ABB, Buenos Aires, Argentina - P.O. Box 3196, Correo Central 1000 Buenos Aires, Argentina

Payment of Cash Dividends

Shareholders of BBVA Banco Francés S.A. are hereby notified that, in accordance with a resolution of the Ordinary and Special Shareholders’ Meeting held on April 30, 2010, and Board of Directors meeting minute # 5059 as of June, 1, 2010, cash dividends will be paid as from June 11, 2010 for an amount of Arg. Pesos 480,000,000, equivalent to 89.491914% of the capital stock or Arg. Pesos 0.89491914 per share with a face value of one Arg. Pesos for the fiscal year ended December 31, 2009.

The above mentioned distribution is subject to Personal Assets Tax withholdings in accordance with the additional section included after Section 25 in the Argentine Income Tax Law No. 25,585. Any Personal Assets Tax payable shall be calculated at a rate of 0.5% on shares held by taxable individuals, as of December 31 of each year, valued pro-rata to the equity value as of the same date.

At this time, the Bank shall withhold Personal Assets Taxes from any shareholders collecting dividends that have not paid any taxes due to BBVA Banco Francés up to June 10, 2010, provided they were shareholders on December 31, 2009 and previous years.

The abovementioned Personal Assets Tax withholdings shall not exceed in aggregate the gross amount of dividends assessed for each one of the shareholders.

Moreover, we inform that non-resident shareholders may collect cash dividends in U.S. Dollars through a transfer to a foreign account which shall be expressly specified.

Shareholders and/or trustees shall send a written notice with all relevant information to BBVA Banco Francés, to be delivered by 1:00 PM on June 10, 2010:

BBVA Banco Francés SA

ADMINISTRACIÓN DE OPERACIONES FINANCIERAS

(Financial Transactions Administration)

RECONQUISTA 199, 7th floor

C1003AAB, Buenos Aires, ARGENTINA

Att. MR MANUEL MANSILLA

indicating beneficiary, customer name and depositor at Caja de Valores S.A., &/or identification in the Shareholders’ Registry held by the Registrar: Caja de Valores S.A., foreign bank to which wire transfers should be made, account number, reference, and any other clarification required for a correct crediting of net dividends.

Dividends shall be paid through the Caja de Valores S.A. in its address held on 25 de mayo 362, Buenos Aires, Monday through Friday from 10 to 15 hours.

Sincerely yours,

BBVA BANCO FRANCÉS S.A.

Reconquista 199, C1003ABB, Buenos Aires, Argentina - P.O. Box 3196, Correo Central 1000 Buenos Aires, Argentina

TRANSLATION FROM SPANISH

MINUTES No. 5059

Directors

present

J. BLEDEL M. CANESTRI J. D’ORNELLAS O. M. CASTRO

A meeting of the Board of Directors of BBVA Banco Francés S.A. was held on June 1, 2010, chaired by Mr. Jorge Bledel, in the city of Buenos Aires. The Meeting was attended, apart from the directors mentioned on the left-hand side margin, by Mr. Mario Biscardi on behalf of the Statutory Audit Committee, and Mr. Ricardo Moreno in his character of General Manager, all of whom signed these Minutes.

The Meeting was open at 10.00 a.m. It was declared that the Board of Directors met according to the composition resulting from the General Regular and Special Shareholders’ Meeting held on April 30, 2010, the authorization of such composition by the Central Bank of Argentina is still pending as regards Mr. Manuel Méndez del Rio Piovich.

PAYMENT OF CASH DIVIDENDS

Mr. Bledel informed that, as it is public knowledge of the Directors, the Ordinary and Special Shareholders’ Meeting held on April 30, 2010, approved the payment of cash dividends for an amount of Arg. Pesos 480,000,000, to be distributed pro-rata to shares held of each shareholder equivalent to Arg. Pesos 0.89492 per share. The dividend payment was subject to the authorization of the Central Bank of the Argentine Republic (BCRA). Such authorization was obtained dated May 28, 2010, file number 312/10/10, the text of which is fully transcribed as appendix I to the present note.

Also, the meeting of shareholders delegated this directory making available to the shareholders of the dividend within the time limits laid down by the legislation in force.

Based on the foregoing, met referred to the President that the date which will be made available to shareholders Lords approved dividends will be necessary to proceed to the cash payment of approved by the aforementioned meeting of shareholders, dividends

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express authorization from June 11, 2010, collection after deduction of the amounts that correspond to retain for the payment of taxes to the personal property entered as provided by article added following the 25.585 law 25.

On this occasion, the Bank shall to the withholding tax to all shareholders who are entitled to the dividend which, having been shareholders to 31 December 2009 year and previous years, not yet paid to the Bank until 10 June 2010, the amounts determined for each tax.

Since the issue for consideration, was adopted unanimously.

There being no further business to discuss, the Meeting was adjourned at 11.00 a.m.

SIGNED: Mr. J. BLEDEL – Mr. O. CASTRO – Mr. J. D’ORNELLAS – Mr. M. CANESTRI – Mr. M. BISCARDI

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: June 1, 2010	By:	/s/ Martín E. Zarich
		Name:	Martín E. Zarich
		Title:	Chief Financial Officer